Room 4561
						September 15, 2005

Bryan Abboud
Chief Executive Officer
Global Entertainment Holdings/Equities, Inc.
703 Waterford Way, Suite 690
Miami, FL 33126

Re:	Form 10-KSB for Fiscal Year Ended December 31, 2004
	Filed April 15, 2005
      From 10-KSB/A for Fiscal Year Ended December 31, 2004
	Filed September 2, 2005
      From 10-QSB for Fiscal Quarter Ended March 31, 2005
	Filed May 20, 2005
      From 10-QSB for Fiscal Quarter Ended June 30, 2005
	Filed August 22, 2005
	File No. 0-27637

Dear Mr. Abboud:

      We have reviewed the above referenced filings and have the following comments. Please note that we have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Form 10-KSB/A for the Fiscal Year Ended December 31, 2004

Note 1 - Summary of Significant Accounting Policies and General
Matters

Revenue Recognition, page F-10

1. With regards to your revenue recognition policy, please explain the following:
* We note from your disclosures in Note 3 that revenue is recognized as the licensee has earned revenues through the use of your software.
Please explain and also describe the terms of your license royalty agreements. Do these agreements have any minimum guarantee provisions? Also, identify all authoritative literature that you have relied on in developing your revenue recognition policies.
* On page 14 of the June 30, 2005 Form 10-Q, you indicate that the Company provides consulting, training and implementation services as well as ongoing customer support and maintenance. Tell us how you account for such services and tell us how you determined that the Company does not have multiple element arrangements.
* We note that during fiscal 2004, one customer accounted for approximately 90% of the Company`s total revenues and during the six months ended, June 30, 2005, this customer accounted for 100% of your revenues. Tell us the name of this customer and tell us whether there are any related party interests between the Company, its officers and directors and this customer.

	As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:
* the company is responsible for the adequacy and accuracy of the disclosure in the filing;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Kari Jin, Staff Accountant, at (202) 551-
3481
or me at (202) 551-3499 if you have questions regarding these comments.

Sincerely,

      Kathleen Collins
      Accounting Branch Chief
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Mr. Bryan Abboud
Global Entertainment Holdings/Equities, Inc.
September 15, 2005
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